October 20, 2014

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.
Registration Statement on Form S-1
Filed September 25, 2014
File No. 333-198949

Dear Mr. Schwall

In response to your letter dated October 9, 2014, set forth below are your comments concerning the EnerJex Resources, Inc.'s Registration Statement on Form S-1 referred to above, and our responses. Your comments are in italics and are followed by our response.

Registration Statement on Form S-1

General

1.                  Please revise your filing to provide the information about the interests of named experts and counsel required by Item 509 of Regulation S-K with regard to Michael E. Pfau and the Pfau Revocable Trust of 2003.

EnerJex response:

We have revised the Registration Statement to provide the requested information about Michael E. Pfau and the Pfau Revocable Trust of 2003. Please see pages 33, 36, and 39.

Index to Exhibits, page II-5

2.                  Please provide as Exhibit 5.1 the legality opinion required by Item 601(b)(5) of

Regulation S-K.

EnerJex response:

We have revised the Registration Statement to provide the required legality opinion. Please see Exhibit 5.1.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

cc:	Fernando Velez – via email

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)